Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	11 May 2004	*No of sheets:*	*1*

Current report 26 /2004

SUPPL

The Management Board of KGHM Polska Miedź S.A. hereby announces - based on information received on 11 May 2004 pursuant to art. 147 of the Law on the public trading of securities - that Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program) has reduced its share in the total number of votes at the General Meeting of KGHM Polska Miedź S.A. to less than 5%. Currently Deutsche Bank Trust Company Americas holds 9 513 542 shares of KGHM Polska Miedź S.A., representing 4.76 % of the share capital of the Company. This amount of shares in addition grants the right to 9 513 542 votes, i.e. 4.76 % of the total number of votes at the General Meeting of KGHM Polska Miedź S.A.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All of these shares are ordinary bearer shares. The maximum amount of votes arising from all issued shares is 200 000 000.

Legal basis:
(§5, section 1, point 21 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

04030033

DYREKTOR NACZELNY
BIURA ZARZĄDU
Bogusław Szyszka

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

PROCESSED
MAY 17 2004
THOMSON
FINANCIAL

5/17

RECEIVED
2004 MAY 13 A 9:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE